Exhibit 99.2

JIADE LIMITED
18/F, BLOCK D, HUIRONG PLAZA
NO. 88, SECTION 3, JINHUA ROAD
JINJIANG DISTRICT, CHENGDU

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V75277-Z90361 KEEP THIS PORTION FOR YOUR RECORDS

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JIADE LIMITED

The Board of Directors recommends you vote FOR the following proposals:

1. Election of Directors

Nominees:

		For	Against	Abstain
1a.	Yuan Li	☐	☐	☐
1b.	Xiaohui Li	☐	☐	☐
1c.	Shuang Qiu	☐	☐	☐
1d.	Shaoping Lu	☐	☐	☐
1e.	Shang Wu	☐	☐	☐

2. *To approve, by ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2025 be approved, ratified and confirmed (the "**Auditor Appointment**").* ☐ ☐ ☐

3. *To approve, by ordinary resolution, that every eight issued and unissued ordinary shares of a par value of US$0.01 each in the Company's share capital be consolidated into one ordinary share of a par value of US$0.08 (each a "**Consolidated Share**") and each Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the "**Share Consolidation**"), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:*
***FROM** US$2,000,000 divided into 200,000,000 ordinary shares of a par value of US$0.01 each*
***TO** US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each* ☐ ☐ ☐

4. *To approve, by special resolution, that:* ☐ ☐ ☐

(a) *the authorised share capital of the Company be increased from US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each to an aggregate of (i) US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each (the "**Ordinary Shares**"); and (ii) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each and (c) 30,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each (the "**Class A Ordinary Shares**"), (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each (the "**Class B Ordinary Shares**") and (c) 30,000,000 preference shares of a par value of US$0.0001 each (the "**Preference Shares**") (the "**Increase in Authorized Share Capital**"); and each Class A Ordinary Share, Class B Ordinary Share and Preference Share shall have such rights and restrictions as set out in the Second M&A (as defined below);*

(b) *immediately following the Increase in Authorised Share Capital, (a) an aggregate of approximately 2,014,872 Class A Ordinary Shares be issued to all the shareholders of the Company and each shareholder will be issued such number of Class A Ordinary Shares pro rata to the existing shareholding ratio of the Company, except for JD LIYUAN LIMITED (the "**Issue of Class A Ordinary Shares**") and (b) an aggregate of approximately 1,052,063 Class B Ordinary Shares be issued to JD LIYUAN LIMITED (the "**Issue of Class B Ordinary Shares**", together with the Issue of Class A Ordinary Shares, the "**Issue of Dual Class Shares**"); for the avoidance of doubt, the issue of Class A Ordinary Shares or Class B Ordinary Shares to each of the shareholders of the Company as applicable shall not affect each shareholder's shareholding percentage out of the total issued share capital of the Company;*

(c) *immediately following the Issue of Dual Class Shares, the approximately 3,066,935 issued shares of a par value of US$0.08 (the "**Issued Ordinary Shares**") in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issue of Dual Class Shares, and the Issued Ordinary Shares be cancelled simultaneously upon the repurchase (the "**Repurchase of Shares**"); and*

(d) *immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of 25,000,000 ordinary shares of a par value of US$0.08 each (the "**Cancellation of Shares**"), such that the authorised share capital of the Company shall become US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (b) 75,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (c) 30,000,000 Preference Shares of a par value of US$0.0001 each (the "**Change of Authorized Share Capital**").*

For Against Abstain

5. *To approve, by special resolution, that:* ☐ ☐ ☐

(a) *the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 December 2023 and effective on 17 May 2024 currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association ("**Adoption of the Second M&A**"); and*

(b) *all or any of the rights attached to any Ordinary Shares be varied and modified as a result of the Adoption of the Second M&A.*

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the General Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V75278-Z90361 JIADE LIMITED 2025 General Annual Meeting of Stockholders May 23, 2025 8:00 AM, Pacific Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) hereby appoint(s) Yuan Li and Li Tan or any of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of JIADE LIMITED that the stockholder(s) is/are entitled to vote at the General Annual Meeting of Stockholders to be held at 8:00 AM Pacific Time, on May 23, 2025, virtually at www.virtualshareholdermeeting.com/JDZG2025, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the General Annual Meeting of Stockholders or any adjournment or postponement thereof. Continued and to be signed on reverse side